LINUX GOLD CORP.

#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

NEWS RELEASE

Linux Gold Corp.
(the “Company”)
Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD ANNOUNCES GOLD ASSAYS ON WANG YUAN MINE,
PEOPLE’S REPUBLIC OF CHINA

For Immediate Release: February 17, 2005, Vancouver, B.C. - Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that assays have been completed on 22 rock samples on the Wang Yuan mine as follows:

Sample Name	Type	Assays in Gold (grams per ton)
H - 01	Rock	1.62
H - 02	Rock	3.90
H - 03	Rock	2.60
H - 04	Rock	6.40
H - 05	Rock	8.90
H - 06	Rock	1.40
H - 07	Rock	4.60
H - 08	Rock	5.20
H - 09	Rock	2.10
H - 10	Rock	4.20
H - 11	Rock	34.10
H - 12	Rock	53.10
H - 13	Rock	2.50
H - 14	Rock	45.35
H - 15	Rock	28.75
H - 16	Rock	57.75
H - 17	Rock	38.65
H - 18	Rock	34.25
H - 19	Rock	45.60
H - 20	Rock	51.45
H - 21	Rock	42.50
H - 22	Rock	50.75

Peter Tse, our consultant for the Wang Yuan mine, states, “The samples taken from the mine indicate significant gold values, therefore, an immediate drilling program is recommended to prove up economic reserves to feed the 50 ton per day mill currently on the property.”

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.